1. Name and Address of Reporting Person

    James R. Bazet
    175 N. Harbor Drive, #5103
    Chicago, IL 60601

2. Issuer Name and Ticker or Trading Symbol

       Cobra Electronics Corporation

       COBR

3. IRS or Social Security Number of Reporting Person (Voluntary)

    ###-##-####

4. Statement for Month/Year

    December 2001

5. If Amendment, Date of Original (Month/Year)

       Not Applicable

6. Relationship of Reporting Person to Issuer

       xxx        Director
       xxx        Officer (give title below)
         President and Chief Executive Officer
       ___ 10 percent owner
       ___ Other (specify below)

7. Individual or Joint Group Filing (check applicable line)

       xxx Form filed for One Reporting Person
       ___ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or
          Beneficially Owned

1. Title of Security - Common

2. Transaction Date  - December 21, 2001

3. Transaction Code  - P

4. Securities Acquired (A) or Disposed of (D)

        Amount     -  100
        (A) or (D) -  A
        Price      -     6.00

5. Amount of Securities Beneficially Owned at End of Month - 2,850

6. Ownership Form: Direct  (D)

7. Nature of Indirect Beneficial Ownership - N/A

2. Transaction Date  - December 21, 2001

3. Transaction Code  - G

4. Securities Acquired (A) or Disposed of (D)

        Amount     -  100
        (A) or (D) -  D
        Price      -     6.00

5. Amount of Securities Beneficially Owned at End of Month - 2,750

6. Ownership Form: Direct  (D)

7. Nature of Indirect Beneficial Ownership - N/A



/s/James R. Bazet
Signature of Reporting Person

Date: January 7, 2002